THE EXCHEQUER VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED
AND VARIABLE ANNUITY CONTRACT
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account A1

Supplement Effective as of April 29, 2011

This supplement updates and amends certain information contained in your prospectus dated May 1, 1998, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING
A PORTFOLIO NAME CHANGE

Effective April 29, 2011, the following Portfolio available through the Security Life Separate Account A1 will change its name as follows:

Former Portfolio Name	Current Portfolio Name
ING Van Kampen Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio

IMPORTANT INFORMATION ABOUT THE PORTFOLIOS
AVAILABLE THROUGH THE CONTRACT

The following chart lists the Portfolios that are, effective April 29 2011, available through the Investment Divisions of Security Life Separate Account A1, along with each Portfolio's investment adviser/subadviser and investment objective. More detailed information about these Portfolios can be found in the current prospectus and Statement of Additional Information for each Portfolio. If you received a summary prospectus for any of the Portfolios available through your Contract, you may obtain a full prospectus and other Portfolio information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Portfolio's summary prospectus.

There is no assurance that the stated investment objectives of any of the Portfolios will be achieved. Shares of the Portfolios will rise and fall in value and you could lose money by allocating Contract value to the Investment Divisions that invest in the Portfolios. Shares of the Portfolios are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Portfolios are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Company	Seeks long-term growth of capital.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks long-term capital growth.
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Utilities Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks total return.
ING Pioneer Fund Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING T. Rowe Price Equity Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING U.S. Stock Index Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return.
ING Invesco Van Kampen Equity and Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Pioneer High Yield Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted international index.
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.

IMPORTANT INFORMATION ABOUT PORTFOLIOS CLOSED TO NEW INVESTMENT

The Investment Divisions that invest in the following Portfolios have been closed to new investment:
- Invesco V.I. Core Equity Fund
- Van Eck VIP Global Hard Assets Fund

Contract owners who have Contract value allocated to one or more of the Investment Divisions which correspond to these Portfolios may leave their Contract value in those Investment Divisions, but future allocations and transfers into those Investment Divisions are prohibited. If your most recent premium allocation instructions includes an Investment Division that corresponds to one of these Portfolios, premium received that would have been allocated to an Investment Division corresponding to one of these Portfolios may be automatically allocated among the other available Investment Divisions according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available Portfolios, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the "Your Right to Transfer Among Divisions" section beginning on page 27 of your Contract prospectus for information about making allocation changes.**

IMPORTANT INFORMATION ABOUT THE COMPANY'S
INTEREST BEARING RETAINED ASSET ACCOUNT

Unless the Beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the Beneficiary through a draftbook feature. The Beneficiary may access the entire Death Benefit at any time through the draftbook without penalty. Interest credited on this account may be less than you could earn if the lump-sum payment was invested outside of the Contract. Additionally, interest credited on this account may be less than under other settlement options available through the Contract, and the Company seeks to earn a profit on this account.

At the time of Death Benefit election, the Beneficiary may elect to receive the Death Benefit directly by check rather than through the retained asset account draftbook feature by notifying us at the ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com.

MORE INFORMATION IS AVAILABLE

More information about the Portfolios available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Portfolio. You may obtain these documents by contacting us at our:

> ING Customer Service Center
> P.O. Box 5065
> Minot, ND 58702-5065
> 1-877-253-5050

If you received a summary prospectus for any of the Portfolios available through your Contract, you may obtain a full prospectus and other Portfolio information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the Portfolio's summary prospectus.